PTO/SB/16 (10-01)
OMB 0651-0032
U.S. Patent and Trademark Office: U.S. DEPARTMENT OF COMMERCE

PROVISIONAL APPLICATION FOR PATENT COVER SHEET

This is a request for filing a PROVISIONAL APPLICATION FOR PATENT under 37 CFR 1.53(c).

Express Mail Label No.

Given Name (first and middle [if any])	Family Name or Surname	Residence (City and either State of Foreign Country)
David	Bychkov	1600 Tysons Blvd. 8th Floor McLean, VA 22102

TITLE OF THE INVENTION (500 characters max)

BIOFEEDBACK TURNSTILE

Direct all correspondence to:

CORRESPONDENCE ADDRESS

☐ Customer Number						*Place Customer Number Bar Code Label Here*
☒ Firm or Individual Name	Exmovere Holdings Inc					
Address	1600 Tysons Boulevard, 8th Floor, McLean Virginia 22102					
Address						
City			State	VA	ZIP	22102
Country	USA		Telephone	703-245-8513	FAX	703-245-3001

ENCLOSED APPLICATION PARTS

×	Specification *Number of Pages*	6	☐ CD(s). Number	
×	Drawings(s) *Number of Pages*	2	☐ Other (specify)	
☐	APPLICATION DATA SHEET SEE 37 CFR 1.76			

METHOD OF PAYMENT OF FILING FEES FOR THIS PROVISIONAL APPLICATION FOR PATENT

☒ Applicant claims small entity status. See 37 CFR 1.27. ✓

☒ A check or money order is enclosed to cover the filing fees ✓

☐ The Commissioner is hereby authorized to charge filing Fees or credit any overpayment to Deposit Account Number.

☐ Payment by credit card. Form PTO-2038 is attached.

FILING FEE AMOUNT ($): $110

☐ The invention was made by an agency of the United States Government or under a contract with an agency of the United States Government.

× No

☐ Yes, the name of the U.S. Governement agency and the Governement contract number are: ____________

Respectfully Submitted,

SIGNATURE [signature] .... REGISTRATION NO. (if appropriate)

Date: Oct. 14, 09

TYPED OR PRINTED NAME DAVID BYCHKOV

Docket Number: DBYCHKOV, 005A

TELEPHONE 703-245-8513

SPECIFICATIONS

BE IT KNOWN THAT I THE SOLE INVENTOR MENTIONED HEREINABOVE David Bychkov, Chairman and CEO of Exmovere Holdings Inc., have invented a new and valuable way to filter crowds and lines of people according to their emotional responses , by use of a biofeedback turnstile, and this portal device makes it possible to keep hostile, psychologically or physiologically agitated, glove-wearing and/or other suspicious persons from gaining entry to a location without meeting certain psycho physiological parameters.

BACKGROUND OF THE INVENTION

Field of the Invention

This invention relates generally to the fields of building and public arena security, along with biofeedback, emotion detection and public health monitoring. Moreover it pertains specifically to such apparatus for galvanic skin response, skin temperature and vital sign monitoring.

SUMMARY OF THE INVENTION

In view of the limitations now present in the prior art, the present invention provides a new and useful turnstile controlled-entry device with embedded galvanic skin response, skin temperature and pressure sensors on the turnstile bar itself along with a simple USB or Serial cable for data display and portal entry control, which is simpler in construction, more universally usable and more versatile in operation than known apparatus of this kind.

The purpose of the present invention is to make it possible to monitor the vital signs of people passing through a public space that can discreetly search for persons whose biodata deviate from a group, and/or people whose biodata is consistent with drug use, homicidal intentions and/or illness. This novel device will be able to collect that data with minimal skin contact from the person passing through, and stop him/her from passing without a manual switch if necessary. The Device can continuously filter through the biodata of scores of people per minute without requiring any inconvenient maintenance, action or discomfort on the part of the security operator or the people passing through such device. This device has many novel features not offered by the prior art apparatus that even enable this sensor-enhanced wristwatch to stay locked unless someone meeting the criteria of a sane, healthy, safe person is met, thereby guaranteeing that security can be maintained if a building's human security guards have been distracted or compromised. This device is not apparent, obvious, or suggested, either directly or indirectly by any of the prior art apparatus

<u>This device comes in the general shape and form of a turnstile</u>

The device is a wirelessly controlled ultra-secure turnstile. Built with embedded GSR, skin temperature, pressure and auto-diagnostic sensors, as well as a video camera, the Turnstile can gather and process physiological data almost instantaneously to help security screeners to detect hostility. The device would also look and perform like a normal subway or building turnstile. It has standard turnstile functionality, including the ability to count how many people pass through it. Unlike other turnstiles, the turnstile is locked by default, and only a wireless command can allow its hydraulic arm to open. The turnstile will come with a built-in PC for transmitting and receiving data securely over a local wireless network. A computer operated by the security screener will control all the turnstiles in a certain facility or location. The turnstile is entirely battery operated. Its weight can be increased or decreased by adding water to an internal bladder. A float sensor in the bladder and a mercury switch indicating tilt will alert the local turnstile control center if the turnstile is fractured or inoperable (as the result of a gunshot or explosion, for example).

Inside every device are hydraulic cables that control the locked/unlocked position of the turnstile bar. The turnstile can measure torque, and extrapolate information on how hard the passerby is pushing the bar as part of its behavioral/physiological analyses. The bar is locked and unlocked remotely by the turnstile administrator/security screener. The turnstile bar consists of a series of discs with embedded GSR and temperature sensors, spaced in such a way to guarantee skin contact. Embedded between each disc on the bar is a circuit board to coordinate data from each of the sensors. The bar attaches to the hydraulic mechanism. With its stainless steel construction, the turnstile looks like any regular turnstile.

ABSTRACT OF THE DISCLOSURE

This apparatus is intended to be placed in public arenas which require controlled entry such as hospitals, military bases, airports, stadiums, government offices, police facilities, prisons/jails, shopping malls, train stations and subways. People passing through those spaces would have to place their hand on the turnstile bar as they pass through. The turnstile's sensors and onboard microprocessor would filter people into red-yellow-green categories relating to their state of mind, physiological condition and the relationship of their behavior to the behavior of the rest of a large group passing through. Those determined to be a "red," meaning that they are determined to be hostile or deviant would be prevented by the bar from passing. Only a manual release by a supervisor would enable them to pass through. Settings on the turnstile itself could be set in order to enable the supervisor to change red-yellow-green thresholds.

The turnstile would broadcast data wirelessly or send it by USB to display data on a handheld PDA, PC or other device. This PDA or PC could also coordinate alarms, alerts and any other command and control functions related to the types of data collected by the turnstile.

OBJECTS OF THE INVENTION

Accordingly several advantages and objects of the present invention are:

A principal object of the present invention is to provide an integrated psycho physiological assessment method into turnstiles that will overcome the deficiencies of the prior art devices.

An object of the present invention is to control the movements of crowds and perform automated crowd control functions through psycho physiological assessments enforced by the turnstile that now features a microprocessor with specific commands to do so.

Another object of the present invention is to provide a color-coded signal based on these psycho physiological assessments to security personnel who must monitor the public.

It is intended that any other advantages and objects of the present invention that become apparent or obvious from the detailed description or illustrations contained herein are within the scope of the present invention.

It is intended that any other advantages and objects of the present invention that become apparent or obvious from the detailed description or illustrations contained herein are within the scope of the present invention.

BRIEF DESCRIPTION OF THE DRAWINGS

The following drawings further describe by illustration the advantages and objects of the present invention. Each drawing is referenced by corresponding figure reference characters within the "DETAILED DESCRIPTION OF THE INVENTION" section to follow.

FIG.1. is a front view of a bank of biofeedback turnstile devices._


A
B

FIG.2. is a side view of the device according to the present invention.



D
C

DETAILED DESCRIPTION OF THE INVENTION

The bar (A) in figure no. 1 is locked and unlocked remotely by the turnstile administrator/security screener with its stainless steel construction, this apparatus looks like any regular turnstile. The lights signified by B can alert security screeners with a red-yellow-green code as to the physiological condition of each person attempting to pass through.

The sensor bar (A) consists of a series of discs with embedded electro dermal and temperature sensors, spaced in such away to guarantee skin contact. Embedded between each disc on the bar is a circuit board to coordinate data from each of the sensors. The apparatus bar attaches to the hydraulic mechanism (B).

Referring now descriptively to the drawings, the attached figures illustrate a turnstile device with embedded rings of galvanic skin response and skin temperature sensors, optimized for instantaneous detection of emotional states, primarily aggressive or drug induced ones, as well as states that deviate from a group passing by.

Figures 1 shows the overall form of the device, and make clear that a person would have to touch a bar in order to pass through the turnstile. It also shows that the device would probably used in banks of multiple turnstiles, such as normally configured in subways.
As seen in Figure 2, the bar's sensors consist of rings with protruding sensors that slip onto the hydraulically controlled portal arm.

It is further intended that any other embodiments of the present invention that result from any changes in application or method of use or operation, method of manufacture, shape, size, or material which are not specified within the detailed written description or illustrations contained herein yet are considered apparent or obvious to one skilled in the art are within the scope of the present invention.